Exhibit 21.1
Subsidiaries
Set forth below is a list of subsidiaries of the Registrant as of December 31, 2024

Name	Jurisdiction of Incorporation
Madrigal Pharmaceuticals BV	Netherlands
Madrigal Pharmaceuticals GmbH	Switzerland
Madrigal Pharmaceuticals EU Ltd.	Ireland
Synta Limited	United Kingdom
Madrigal Pharmaceuticals GmbH	Germany
Canticle Pharmaceuticals, Inc.	Delaware